

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2016

Via E-mail
Mr. Joseph Tung
Advanced Semiconductor Engineering, Inc.
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China

> **Re:** **Siliconware Precision Industries Co., Ltd.**
> **Combined Schedule TO-T and Schedule 13E-3**
> **Filed December 29, 2015 by Advanced Semiconductor Engineering, Inc.**
> **File No. 005-79592**

Dear Mr. Tung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Given the nature of the comments contained in this letter, please tell us how you intend to publish, send or give the additional and/or revised information to security holders.

Fairness of the Offers and the Proposed Combination, page 21

2.   Summaries of both Crowe Horwath opinions must be published, sent or given to security holders. See Item 1015(b)(6) of Regulation M-A. Please advise.

3.   Please provide the disclosures required by Item 1015(b)(3)-(5) of Regulation M-A. We note in this regard that Item 1015(b)(4) requires disclosure of compensation received or to be received.

4.   We note disclosure stating that, in reaching a conclusion as to fairness, the filing persons analyzed SPIL's total enterprise value, which included estimates of the value of certain of SPIL's assets. Please disclose this valuation.

5.   Please disclose whether the filing persons considered historical market prices in valuing SPIL. See Instruction 2(ii) to Item 1014 of Regulation M-A.

Effects of the Offer, page 24

6.   Please provide the disclosures required by Instruction 3 to Item 1013 of Regulation M-A.

Certain Information Concerning SPIL, page 43

7.   Given that financial information required by Item 13 of Schedule 13E-3 has been incorporated by reference, summary financial information, as described in Item 1010(c) of Regulation M-A, must be publish, sent or given to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
George R. Bason, Jr., Esq.
Davis Polk & Wardwell LLP